UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  May 17, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC A/S


TDC Switzerland

TDC Switzerland to reduce workforce by 145 employees.

TDC Switzerland will reduce its workforce of 2,524 employees by 145, corresponding to 5.7 pct., through a redundancy program. The aim is to strengthen TDC Switzerland's position in the Swiss telecommunications market by adjusting the cost structure to the competitive environment. The reduction of 145 employees affects all business units, although the reduction primarily affects employees with no direct customer contact, so that TDC Switzerland can maintain the usual quality of customer service.

"TDC Switzerland's promise to the market is that we offer the best value proposition to our customers. This step is imperative in order for us to continue to do so. We are convinced that in this way we can even further strengthen our position in the Swiss telecommunications market," says Jesper Theill Eriksen, CEO of TDC Switzerland.

In collaboration with employee representatives and labour unions, TDC Switzerland has created a social compensation plan. This includes primarily support in terms of full wages for a period of up to 12 months, depending on age, length of service and personal circumstances, for the employees affected.

The total costs associated with the workforce reduction are estimated at approximately CHF 15m pre-tax (corresponding to approximately DKK 72m). The total costs will be expensed as a special item in the second quarter of 2006. The saved wages in 2006 following the workforce reduction have been incorporated in the previously announced outlook for TDC Switzerland for 2006, cf. TDC' quarterly report for first quarter of 2006.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
Denmark

www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     May 17, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury